Mail Stop 3561



							November 16, 2005



Joel D. Liffman, President and Chief Operating Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue
Third Floor
Greenwich, Connecticut 06830

		RE:	Oracle Healthcare Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-128748
			Date Filed: September 30, 2005

Dear Mr. Liffman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Prior to the effectiveness of the company`s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2. Tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $92,500,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Have you evaluated prospective acquisition candidates, identified, or had any contact, direct or indirect, with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not a specific acquisition candidate has been identified, but are looking more to the type, nature and results to date of any and all diligence, evaluations, research, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on September 1, 2005 and encompasses any and all evaluations, research, and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Oracle Healthcare Acquisition Corporation.
Given management`s high-level experience in the healthcare industry, the precise nature of these individuals` knowledge about the company`s ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required.
We may have further comment.
3. In several locations in the prospectus, disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that the individuals identified on pages 46-47 manage and/or serve as directors of this blank check company, the company seeks to go public on a 1933 Act registration statement on Form S-1, and it seeks to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that these individuals believe may be for sale and how he or they ascertained this information. We may have further comment.
4. Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use, as appropriate. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.
5. With respect to the conversion rights, add disclosure addressing the fact that there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.40 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00).
6. The Division of Market Regulation has advised us that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all inquiries regarding this matter to the Division of
Market Regulation`s Trading Practices Group at 202-551-5720.
7. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.
8. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
9. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants and the warrants included in the Representative`s Units." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Cover Page
10. Please revise the second paragraph to indicate the offering price per unit.
11. Limit your disclosure to only that information required by Item
501 of Regulation S-K. We specifically refer you to disclosure referencing the units, common stock and warrants symbols on the OTC
Bulletin Board. Please also note that the prospectus cover page should be limited to one page. See Item 501(a) of Regulation S-K.


Table of Contents
12. Please move the paragraph immediately following the table of contents to an appropriate section following the risk factors section.

Prospectus Summary, page 1
13. Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions.
This
particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available.
If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its` use or adopt the information as the company`s own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the fourth paragraph as well as disclosure contained on page 34.
14. Briefly define "net asset"` in your sixth paragraph in this section.
15. Add disclosure to the summary addressing the fact that Messrs. Feinberg and Liffman have individually agreed with CRT Capital Group that, after the offering is completed and within 40 trading days after separate trading of the warrants has commenced, they and certain of their affiliates or designees collectively will place bids for and, if their bids are accepted, purchase up to 750,000 warrants in the public marketplace, at prices not to exceed $1.20 per warrant.
Disclose the method by which the company determined that existing stockholders would purchase the amount noted in the open market. Clarify if this agreement to purchase warrants is limited to the value disclosed. If there is no limitation to the number of warrants the existing stockholders may purchase, then so disclose.
16. Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

Redemption,
17. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by CRT Capital Group, LLC as a result of the exercise of the Underwriters` option. If such warrants are not included, discuss the reasons why such warrants are not included.
18. Disclose how the $11.50 redemption price was determined, including the factors considered.
19. Tell us whether or not there is a weekly trading volume condition imposed on the company`s ability to redeem the outstanding warrants.

Limited payments to Insiders,
20. Revise to indicate that there is no limit on the amount of out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the board of directors which includes the persons who will seek reimbursement.

Risk Factors, page 8
21. We note your cross-reference to the section "Proposed Business Comparison to Offerings of Blank Check Companies" in your sixth risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.
22. Revise risk factor four to update the information to the latest practicable date. Also revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

Use of Proceeds, page 26
23. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.
24. Disclosure on page 27 indicates that you have granted CRT
Capital
Group a right of first refusal for all investment banking services through the later of (i) one year from the closing of the initial business combination, if any, or (ii) two years from the closing of this offering. Explain how the terms of this arrangement were determined.
25. The disclosure relating to the underwriting discount is confusing because it is not clear from the line item whether or not the amount(s) disclosed take into consideration the underwriters` deferment of fees equal to 2% of the gross proceeds of the offering.
Revise or advise.



Capitalization, page 21
26. Please revise your table to include notes payable to stockholders
($200,000).
Proposed Business, page 34
27. To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons underlying such preferences.
28. Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates or developed any specific methodology for the selection of acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA or some other financial measure? Please discuss the rationale behind the utilization of specific criteria.
29. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Limited ability to evaluate the target business` management, page
39
30. Disclosure indicates that if you "acquire a target business in an
all-cash transaction, it would be more likely that current members of
management would remain with the combined company . . . ."
Explain
why this is so.

Liquidation if no business combination, page 40
31. Disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the expiration of the applicable 18-month or 24-month period." Explain why you
"anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly.
We
may have further comment.

Legal Proceedings
32. Please add the disclosure required by Item 103 of Regulation
S-K.


Management, page 46
33. Please provide us with a historical chronology that led to the development and formation of Oracle Healthcare Acquisition Corp. Your chronology should include a discussion of the background that led to the involvement of the directors and executive officers in the company and the motivations behind the commencement of this public offering of the company`s securities. We may have further comment.

Conflicts of Interest, page 49
34. Expand your disclosure to more fully describe the mechanisms management has in place to minimize the potential conflicts of interest.
35. Please elaborate on the pre-existing fiduciary duties or contractual obligations that Messrs. Feinberg and Liffman have as a result of their affiliation with Oracle Investment Management, Inc.
and its affiliates.  We may have further comment.

Underwriting, page 62
36. Tell us whether CRT Capital Group LLC or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
37. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
38. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Note E - Commitments, F-9

39. Please revise your disclosure to include a discussion of the commitment by your current stockholders to purchase 750,000 warrants after the offering is complete and within forty days, as disclosed on page 54.

Other
40. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.


Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc. William H. Gump via telecopier
212-728-8111
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Joel D. Liffman
Oracle Healthcare Acquisition Corp.
November 16, 2005
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